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                                                                    EXHIBIT 12.2

        CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                          PREFERRED SHARE DIVIDENDS
                            (DOLLARS IN THOUSANDS)

                     AMERICAN INDUSTRIAL PROPERTIES REIT

                                       Nine Months Ended
                                         September 30                      Year ended December 31,
                                       -----------------      --------------------------------------------------
                                        1997        1996       1996        1995       1994       1993       1992
                                        ----        ----       ----        ----       ----       ----       ----
      Income before gain (loss) on
        sales of real estate,
        extraordinary gain (loss)
        and minority interest          $(2,414)   $(3,069)   $(4,732)   $(4,338)   $(4,311)  $(5,121)   $ (18,719)
      Fixed charges:
        Interest expense                 4,015      4,566      5,901      6,485      4,851     4,664        5,394

        Capitalized interest                 -          -          -          -          -         -            -
        Interest component of
          capitalized lease
          obligations                        -          -          -          -          -         -            -
        Interest related to rental
          expense

        Preferred share dividends            -          -          -          -          -         -            -
                                       -------     ------     ------    -------    -------   -------    ---------
            Total combined fixed
               charges (A)               4,015      4,556      5,901      6,485      4,851     4,664        5,394
                                       -------     ------     ------    -------    -------   -------    ---------
      Earnings before combined fixed
      charges (1)(B)                   $ 1,601    $ 1,497    $ 1,169    $ 2,147    $   540   $  (457)   $ (13,325)
                                       -------     ------     ------    -------    -------   -------    ---------
      Ratio of earnings to combined
        fixed charges and preferred
        share dividends (B divided
        by A)                               (2)        (2)        (3)        (3)        (3)       (3)          (3)
                                       =======     ======     ======    =======    =======   =======    =========


(1) Earnings before fixed charges excludes capitalized interest and preferred share dividends.

(2) Earnings for the nine months ended September 30, 1997 and 1996 were inadequate to cover combined fixed charges. The deficiencies for the periods were $2,414 and $3,069, respectively.

(3) Earnings for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 were inadequate to cover combined fixed charges. The deficiencies for the periods were $4,732, $4,338, $4,311, $5,121, and $18,719, respectively.